Mail Stop 3561

August 14, 2008

Jeffrey W. Shaw
Chief Executive Officer
Southwest Gas Corporation
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re:**   **Southwest Gas Corporation**
>   **Form 10-K**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 28, 2008**
>   **File No. 001-07850**

Dear Mr. Shaw:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Competition, page 4

1.   Please disclose the principal method or methods of competition in your construction services segment. Refer to Item 101(c)(1)(x) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 17

2.   Please file all exhibits required by Item 601(b) of Regulation S-K. Although not intended to be an exhaustive list, we note that your exhibit list does not include (1) the indenture related to the 2003A Series, 2003B Series, 2003C Series, 2003D Series and 2003E Series IDRBs, (2) the 1996 Stock Incentive Plan and (3) the form of stock option grant under the 1996 Stock Incentive Plan.

Exhibit 13. Portions of 2007 Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 36

3.   It appears that the classification of certain expenses in your tables of results of natural gas operations on page 38 and results of construction services on page 46 differ from the classifications in your financial statements. Yet, you disclose in note 12 to your financial statements that the accounting policies of the reported segments are the same as those described in note 1 – summary of significant accounting policies. Please advise in detail. Please reconcile your disclosure of segment expenses to the amounts in your consolidated statements of income for each year presented and disclose differences in classification in note 12 to your financial statements. Also disclose the nature of expenses classified in the various line items in the consolidated statements of income in your description of significant accounting policies in note 1 to your consolidated financial statements. Finally, providing a consolidating summary of your segment results reconciled to the amounts presented in your consolidated statements of income in your discussion and analysis of operations in future filings may be useful to investors.

Executive Summary, page 36

Summary Operating Results, page 37

4.   It appears that basic earnings per share of your natural gas operations and construction services segments represent non-GAAP measures. As such, please disclose how these measures are used by management and in what way they provide meaningful information to investors. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 11 of frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the "Non-GAAP FAQ") available on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Results of Natural Gas Operations, page 38

5.   Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the effect of higher uncollectible expenses in your discussion of operations and maintenance expense, the favorable property tax adjustment in your discussion of general taxes and the reduction in interest income and the increase in net financing costs associated with PGA clauses in your discussions of other income and net financing costs for 2007 versus 2006. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Capital Resources and Liquidity, page 42

6.   It appears that the measure of cash flows from operating activities of Southwest, net of dividends, represents a non-GAAP financial measure. As such, please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

7.   Please tell us your consideration of providing a discussion and analysis of capital resources and liquidity of your construction services segment and of the business as a whole. In addition, please include a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In that regard, it may be necessary to include a discussion and analysis of operating, investing and financing cash flows for the three-year period covered by the financial statements. Please advise. Refer to the requirements of Item 303(a) of Regulation S-K.

Contractual Obligations, page 45

8.   Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements, page 50

Consolidated Statements of Income, page 51

9.   Please tell us the significant items and their amounts included in other income for
        each year presented. Please disclose material items and their amounts included in
        other income on the face of the statement or in the notes to the consolidated
        financial statements. Refer to Rule 5-03(b)(7) of Regulation S-X.

Consolidated Statements of Cash Flows, page 52

10.   Please tell us the items and their amounts included in other cash flows from
        operating and investing activities for each year presented. Also tell us why a
        further breakdown of other operating cash flows would not be meaningful to
        investors. In addition, tell us your basis for presenting an "other" line item in
        investing cash flows given the guidance in paragraph 31 of SFAS 95.

11.   Please tell us the rationale for reporting cash receipts and payments pertaining to
        the long term and short term portions of your credit facility on a net basis. Refer
        to paragraphs 11-13 of SFAS 95. Also tell us your rationale for designating
        portions of your credit facility as short-term and long-term debt.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 53

12.   Please tell us the items and their amounts included in the common stock issuances
        line item for each year presented. Also tell us how you classify stock-based
        compensation and related tax benefits in the statement, and why these amounts
        are not significant reconciling items that should be separately disclosed. Finally,
        tell how you classify stock-based compensation expense in the consolidated
        statements of cash flows.

Notes to Consolidated Financial Statements, page 54
Note 4 – Regulatory Assets and Liabilities, page 59

13.   If recovery of a regulated asset is provided without a return on investment during
        the recovery period, please disclose the remaining amounts of such assets and the
        remaining recovery period applicable to them. Refer to paragraph 20 of SFAS 71.

Note 10 – Stock-Based Compensation, page 67

14.   Please disclose total compensation cost for stock-based compensation
        arrangements recognized in the statements of income as well as the total
        recognized tax benefit related thereto. Refer to paragraphs A240g and A240h of

Jeffrey W. Shaw
Southwest Gas Corporation
August 14, 2008
Page 5

SFAS 123(R). In addition, please disclose the following information with respect to your performance share stock plan and restricted stock/unit plan as required by paragraphs A240b and A240c of SFAS 123(R):

- the weighted average grant-date fair value for shares nonvested at the beginning of the year, those nonvested at the end of the year and those vested or forfeited during the year;

- the weighted average grant date fair value of performance shares and restricted stock/units granted and total fair value of performance shares and restricted stock/units vested for each year for which an income statement is provided; and

- total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Note 11 – Income Taxes, page 70

15.   Please provide us with a reconciliation of deferred income tax expense to the amounts reported in the consolidated statements of cash flows for each year presented.

Note 12 – Segment Information, page 72

16.   Please disclose interest revenue for each reportable segment as required by paragraph 27c of SFAS 131.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

General

17.   Please provide clear disclosure that addresses how decisions regarding particular elements of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. You provide disclosure addressing each individual compensation element but, as a general matter, your disclosure lacks qualitative or quantitative discussion of how decisions regarding one type of award motivate the Compensation Committee to award other elements of compensation. Please revise the Compensation Discussion and Analysis to explain and place in context the relationship among each element of compensation and why determinations with respect to one element may or may

not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Items 402(b)(1)(iv)-(vi) of Regulation S-K.

18. Your disclosure references a national focus group, a regional focus group, and various peer groups, some of which list the names of the companies in the group. Please specify (1) how overall compensation as well as each element of compensation relate to the data you analyzed from each focus group, (2) how overall compensation as well as each element of compensation relates to the data you analyzed from the various peer groups, and (3) why the company uses different groups of companies to benchmark overall compensation as well as different elements of compensation. Please include a specific discussion of where you target each element of compensation against the focus group or peer group companies, as the case may be, and where actual payments fall within targeted parameters, in each case naming the focus or peer group companies. Please also include a discussion of how the Committee uses focus group information as compared to peer group information. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If some elements of compensation are not targeted against any of the focus or peer groups, please disclose how these amounts are determined. Refer to Item 402(b)(1)(v) of Regulation S-K.

Performance-Based Compensation, page 18

19. We note that you disclose how to calculate the threshold and maximum amounts for your 2008 return on equity, customer-to-employee ratio and operating costs performance measures, which is helpful to an investor's understanding of these measures, but that you do not disclose the actual threshold and maximum amounts for these performance measures. To enhance an investor's understanding of these performance measures, please disclose the threshold and maximum numbers. Please also consider whether a tabular presentation of these measures would be helpful to investors. Further, confirm that you will include the grant of non-equity incentive plan compensation in the grants of plan-based awards table for 2008 compensation and advise us why you did not include that information in the 2007 compensation disclosure. Refer to Item 402(d) of Regulation S-K.

20. You state that "payment of the [performance] awards will be subject to reduction depending upon satisfaction of … individual performance goals." Please disclose the individual performance goals for your named executive officers. Please disclose if the committee (in the case of Mr. Shaw) or Mr. Shaw (in the case of the remaining named executive officers) can reduce an award for one performance measure but not another. If not, please disclose this fact. If so, please disclose how these determinations are made by the Committee or Mr. Shaw, as the case may be.

Outstanding Equity Awards at Fiscal Year-End 2007, page 27

21.   We note that the option awards columns do not include a heading "Option Awards" and that the heading "Stock Awards" instead appears over some of the option award columns and not the stock awards columns. Please revise this table to reflect the appropriate headings.

Potential payments upon termination or change-in-control, page 31

22.   Please describe and explain how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provision of benefits for termination events both prior to a change of control and within two years after a change of control. Refer to Item 402(j)(3) of Regulation S-K and Instruction 1 to Item 402(j) of Regulation S-K.

Director compensation, page 32

23.   Please disclose by footnote to the appropriate column, the grant date fair value of each equity award computed in accordance with FAS 123R. Refer to the instruction to Item 402(k)(2)(iii) of Regulation S-K.

Form 10-Q for Quarterly Period Ended June 30, 2008

24.   Please address the comments above to the extent applicable.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director